December 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Holly Hunter-Ceci

Re:	Post-Effective Amendment Number 58 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on October 7, 2021

Dear Ms. Hunter-Ceci:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on Post-Effective Amendment No. 58 (the “485(a) Amendment”) to the Registration Statement of the Trust on Form N-1A (the “Registration Statement”). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on October 7, 2021 to register for public offer and sale the Institutional Class and Class K shares of Baillie Gifford Emerging Markets ex China Fund (the “EM ex China Fund”) and Baillie Gifford Health Innovation Equities Fund (the “Health Fund,” and together with the EM ex China Fund, the “Funds”), each a new series of the Trust.

On November 23, 2021, December 17, 2021, December 20, 2021 and December 21, 2021 the Staff provided comments regarding the 485(a) Amendment by telephone to Ropes & Gray LLP, counsel to the Trust. This letter reflects responses intended to address all comments the Staff provided. For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No.60 to the Trust’s Registration Statement, which is expected to be filed effective December 23, 2021, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Where a response indicates a change will be made to disclosure, please reflect that change in the response letter. We remind you that the Trust and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff. Please file the response at least 5 days in advance of the effective date. Please complete all bracketed information. Please provide the Staff with each Fund’s completed fee table and expense examples prior to the effective date.

Response: The Trust acknowledges this comment.

2.	Please confirm that, when available, tickers will be added on EDGAR and associated with each Fund’s applicable EDGAR class identification number.

Response: The Trust confirms that tickers will be added on EDGAR when available and will be associated with each Fund’s class identification number.

Prospectuses

3.	Comment: For each Fund’s fee table please:

(a)	Provide the Fund’s completed fee table and expense examples prior to the effective date and include the completed fee table and expense examples in the Registrant’s response letter.

Response: The Funds intend to include the following fee tables and expense examples in the Prospectus:

Baillie Gifford Emerging Markets Ex China Fund

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class K	Institutional Class
Management Fees(a)	0.72%	0.72%
Distribution (12b-1) Fees	None	None
Other Expenses(b)	17.04%	17.19%
Total Annual Fund Operating Expenses	17.76%	17.91%
Fee Waiver and/or Expense Reimbursement(c)	(16.89)%	(16.89)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)	0.87%	1.02%
(a)	The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited.
(b)	The Fund is newly organized. Therefore Other Expenses have been estimated for the current fiscal year assuming Fund assets of $1 million.
(c)	Baillie Gifford Overseas Limited has contractually agreed to waive its fees and/or bear Other Expenses of the Fund until April 30, 2023 to the extent that the Fund's Total Annual Fund Operating Expenses (excluding taxes, sub-accounting expenses and extraordinary expenses) exceed 0.87% for Class K and Institutional Class shares. This contractual agreement may only be terminated by the Board of Trustees of the Trust. Expenses after waiver/reimbursement are higher for Institutional Class than for Class K due to estimated sub-accounting expenses of 0.15% that will be borne by Institutional Class and not by Class K.

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example below also applies any contractual expense waivers and/or expense reimbursements to the first year of each period listed in the table.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

	Class K	Institutional Class
1 Year	$89	$104
3 Years	$3,331	$3,363

Baillie Gifford Health Innovation Equities Fund

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class K	Institutional Class
Management Fees(a)	0.50%	0.50%
Distribution (12b-1) Fees	None	None
Other Expenses(b)	1.72%	1.87%
Total Annual Fund Operating Expenses	2.22%	2.37%
Fee Waiver and/or Expense Reimbursement(c)	(1.57)%	(1.57)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)	0.65%	0.80%
(a)	The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited.
(b)	The Fund is newly organized. Therefore Other Expenses have been estimated for the current fiscal year assuming Fund assets of $10 million.
(c)	Baillie Gifford Overseas Limited has contractually agreed to waive its fees and/or bear Other Expenses of the Fund until April 30, 2023 to the extent that the Fund's Total Annual Fund Operating Expenses (excluding taxes, sub-accounting expenses and extraordinary expenses) exceed 0.65% for Class K and Institutional Class shares. This contractual agreement may only be terminated by the Board of Trustees of the Trust. Expenses after waiver/reimbursement are higher for Institutional Class than for Class K due to estimated sub-accounting expenses of 0.15% that will be borne by Institutional Class and not by Class K.

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example below also applies any contractual expense waivers and/or expense reimbursements to the first year of each period listed in the table.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

	Class K	Institutional Class
1 Year	$66	$82
3 Years	$543	$589

(b)	Supplementally explain how each Fund estimated Other Expenses and why such methodology is reasonable.

Response: The EM ex China Fund intends to estimate Other Expenses based on $1 million in assets, which is the amount of seed capital that the Fund expects to receive from Baillie Gifford at launch. The Health Fund intends to estimate Other Expenses based on $10 million in assets, which is the amount of seed capital that the Fund expects to receive from Baillie Gifford at launch.

(c)	Update the fee table to include Acquired Fund Fees and Expenses, if applicable.

Response: While the Funds maintain the flexibility to invest in investment companies or other collective investment vehicles, the Trust does not believe that an additional line item is necessary for either Fund. The Trust confirms that if the Funds’ investments in other funds that are required, under Form N-1A and related guidance, to be included within Acquired Fund Fees and Expenses (“AFFE”) cause the Fund’s AFFE to exceed one basis point, such fees would be disclosed as a separate line item in the Fund’s fees and expenses table.

(d)	Confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to each Fund’s fee table will extend for at least one year beyond the effective date of the Registration Statement.

Response: The Trust confirms that the fee waiver/expense reimbursement arrangement for each Fund will extend until April 30, 2023, which is greater than one year beyond the expected effective date of the Registration Statement.

4.	Comment: Given each Fund’s stated ability to invest in convertible securities, please supplementally advise whether the Fund intends to invest in contingent convertible securities, and, if so, please consider what related disclosure should be added, if any.

Response: The Trust confirms that each Fund may invest in contingent convertible securities, though such securities are currently not expected to constitute a principal investment strategy.

5.	Comment: With respect to the EM ex China Fund, to the extent that the Fund expects to have material exposure to any specific country (e.g., Taiwan, South Korea or India) or industry (e.g., IT, financials, materials), please add corresponding risk disclosure.

Response: In response to this comment, the Fund will add the following disclosure to the ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS—Principal Investment Risks— Emerging Markets Risk Section:

In addition, emerging markets risk for an emerging markets fund that excludes China from its investment universe may entail the additional risks associated with taking more focused positions in a smaller number of countries given the outsize investment opportunities presented in some emerging markets countries (such as India and South Korea) as opposed to others. See "Focused Investment Risk" below.

6.	Comment: With respect to the EM ex China Fund, because the Fund expects to have only limited exposure to the Chinese economy, please consider deleting the cross reference to “China Risk” in the Fund Summary—Principal Investment Strategies—Asia Risk Section.

Response: In response to this comment, the Fund will delete the cross reference.

7.	Comment: With respect to the Health Fund, the Fund Summary—Principal Investment Strategies Section states that:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies engaged in or supporting innovation in one or more healthcare or healthcare-related industries. Healthcare and healthcare-related industries include companies that manufacture healthcare supplies or provide healthcare-related services, and companies in the research, development, production and marketing of pharmaceuticals and biotechnology products.”

Please supplement or revise this disclosure in the Fund Summary or the related Item 9 disclosure to clarify how the Fund determines that a company is sufficiently engaged in, or supporting, innovation in healthcare or healthcare-related industries so as to satisfy investor expectations and the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, please revise this disclosure to clarify the meaning of “healthcare-related services.”

Response: In response to this comment, the Fund intends to revise the above-referenced disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies engaged in or supporting innovation in one or more healthcare or healthcare-related industries. Healthcare and healthcare-related industries include companies that manufacture medical treatments, devices, or diagnostic tools, such as devices and tools that aid the understanding, early identification and prevention of human diseases or companies that provide healthcare supplies or ~~provide~~  healthcare-related services, and companies in the research, development, production and marketing of pharmaceuticals and biotechnology products~~.~~, such as products for genetic analysis and engineering and protein-based therapeutics to treat or prevent human diseases. Companies providing healthcare-related services include companies that provide operational support to the healthcare system, such as information technology companies focusing on software for healthcare companies or information technology solutions relevant to the healthcare sector. In identifying candidates for the 80% test described above, the portfolio managers seek to identify companies for which healthcare and healthcare-related activities are expected to be a key driver of the company’s growth over the long-term, but will generally focus on companies that derive at least 50% of their revenue from healthcare and healthcare-related activities.

8.	Comment: With respect to the Health Fund, the principal investment strategy states that “The Fund intends to invest globally, including in emerging markets, though the Fund expects that many of the innovative health-related companies in which it seeks to invest will be located in the United States.” We note that the China Risk and Asia Risk included in the ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS— Principal Investment Risks Section each apply to the Health Fund. If the Fund intends to invest in Asian countries, including China, as part of its principal investment strategy, please add corresponding summary strategy disclosure.

Response: In context of the Fund’s overall investment strategy and expected exposures, the Fund believes its reference to investments in “emerging markets” in its principal investment strategy appropriately addresses the Fund’s ability to invest in Chinese companies, and so respectfully declines to add summary strategy disclosure. As described elsewhere in the Fund strategy, the portfolio managers do not select investments based on relative country allocations but employ a bottom-up stock selection process. The Fund references investments in the United States in its principal investment strategy only because U.S. companies are expected to constitute the bulk of the portfolio. However, given the unique risks posed by investments in China, the Fund believes that even its relatively small expected exposure to Chinese companies warrants specific risk disclosure. The Fund intends to expand its China-related risk disclosure by adding the following summary risk:

China Risk – Investing in securities of Chinese issuers involves certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, different financial reporting standards, higher dependence on exports and international trade, potential for increased trade tariffs, sanctions, embargoes and other trade limitations, custody risks and the risks associated with investments in variable interest entities. U.S. sanctions or other investment restrictions could preclude the Fund from investing in certain Chinese issuers or cause the Fund to sell investments at a disadvantageous time. Significant portions of the Chinese securities markets may become rapidly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities, and have shown a willingness to exercise that option in response to market volatility and other events.

9.	Comment: We note that the Section titled ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS— Selected Investment Techniques and Topics—Investing in China through the Stock Connect programs and QFI program indicates that the Health Fund may invest in China through the QFI Program.

(a)	If the Fund intends to principally invest in China, please add corresponding principal investment strategy and risk disclosure.

Response: Please see the response to Comment 8 above.

(b)	Additionally, please confirm in correspondence that the Fund does not intend on principally investing in Chinese companies listed on non-Chinese exchanges, including those that use a variable interest entity (“VIE”) structures.

Response: The Fund confirms that it intends to invest in Chinese companies listed on non-Chinese exchanges, including those that use a variable interest entity (“VIE”) structures. While such issuers are not currently expected to constitute a large portion of the Fund’s portfolio, the Fund understand that they may present unique risks that warrant specific risk disclosure. As previously discussed with the Staff via email, in response to this comment, and as further revised per the Staff's December 17, 2021 comments, the Fund will add the following disclosure to the “Principal Investment Risks—China Risk” Section of the prospectus and revised the “Risks— Special Risk Considerations of Investing in China” as follows:

Prospectus Disclosure

Variable Interest Entity Risk

Baillie Gifford Health Innovation Equities Fund may also invest in Chinese companies listed on foreign exchanges, such as U.S. or Hong Kong exchanges, that are part of VIE structures. Such investments are subject to the investment risks associated with the Chinese-based company. The VIE structure enables foreign investors, such as the Fund, to obtain investment exposure similar to that of an equity owner in a Chinese company in situations in which the Chinese government has prohibited the non-Chinese ownership of such company. The VIE structure does not involve direct equity ownership in a China-based company, but instead establishes claims to the China-based company’s profits and control of the company’s assets through contractual arrangements. If the Chinese government were to determine that the contractual arrangements establishing the VIE structure did not comply with Chinese law or regulations, the Chinese operating company could be subject to penalties, revocation of its business and operating license, or forfeiture of ownership interests. The Chinese government appears to have begun taking steps designed to curb the use of new VIE structures on some exchanges. Further intervention by the Chinese government with respect to any existing VIE structures could significantly affect the relevant Chinese operating company’s performance and thus, the value of the Fund’s investment through a VIE structure, as well as the enforceability of the contractual arrangements of the VIE structure. Control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the contractual arrangements, is subject to legal proceedings, or if any physical instruments such as chops and seals are used without authorization. In the event of such occurrences, the Fund, as a foreign investor, may have little or no legal recourse. In addition to the risk of government intervention, investments through a VIE structure are subject to the risk that the China-based company (or its officers, directors, or Chinese equity owners) may breach the contractual arrangements, or Chinese law changes in a way that adversely affects the enforceability of the arrangements, or the contracts are otherwise not enforceable under Chinese law, in which case the Fund may suffer significant losses on its investments through a VIE structure with little or no recourse available.

Statement of Additional Information Disclosure

Special Risk Considerations of Investing in China

Investing in securities of Chinese issuers, including by investing in A Shares, involves certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, (i) more frequent (and potentially widespread) trading suspensions and government interventions with respect to Chinese issuers, resulting in a lack of liquidity and in price volatility, (ii) currency revaluations and other currency exchange rate fluctuations or blockage, (iii) the nature and extent of intervention by the Chinese government in the Chinese securities markets, whether such intervention will continue and the impact of such intervention or its discontinuation, (iv) the risk of nationalization or expropriation of assets, (v) the risk that the Chinese government may decide not to continue to support economic reform programs, (vi) limitations on the use of brokers, (vii) potentially higher rates of inflation, (viii) the unreliability of some economic data, (ix) the relatively small size and absence of operating history of many Chinese companies, (x) accounting, auditing and financial reporting standards in China are different from U.S. standards and, therefore, disclosure of certain material information may not be available, (xi) greater political, economic, social, legal and tax-related uncertainty, (xii) higher market volatility caused by any potential regional territorial conflicts or natural disasters, (xiii) higher dependence on exports and international trade, (xiv) the risk of increased trade tariffs, sanctions, embargoes and other trade limitations, (xv) restrictions on foreign ownership, (xvi) custody risks associated with investing through the qualified foreign investor program or other programs to access Chinese securities, ~~and~~ (xvii) U.S. sanctions or other investment restrictions with respect to Chinese issuers which could preclude a Fund from making certain investments or cause a Fund to sell investments at a disadvantageous time, and (xviii) risks associated with variable interest entity (“VIE”) structures. Significant portions of the Chinese securities markets may become rapidly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities, and have shown a willingness to exercise that option in response to market volatility and other events. The liquidity of Chinese securities may shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions, whether or not accurate.

…

Certain Funds may also invest in Chinese companies listed on foreign exchanges, such as U.S. or Hong Kong exchanges, that are part of VIE structures. Such investments are subject to the investment risks associated with the Chinese-based company. The VIE structure enables foreign investors, such as the relevant Fund, to obtain investment exposure similar to that of an equity owner in a Chinese company in situations in which the Chinese government has prohibited the non-Chinese ownership of such company. The VIE structure does not involve direct equity ownership in a China-based company, but instead establishes claims to the China-based company's profits and control of the company’s assets through contractual arrangements. If the Chinese government were to determine that the contractual arrangements establishing the VIE structure did not comply with Chinese law or regulations, the Chinese operating company could be subject to penalties, revocation of its business and operating license, or forfeiture of ownership interests. The Chinese government appears to have begun taking steps designed to curb the use of new VIE structures on some exchanges. Further intervention by the Chinese government with respect to any existing VIE structures could significantly affect the relevant Chinese operating company's performance and thus, the value of the Fund's investment through a VIE structure, as well as the enforceability of the contractual arrangements of the VIE structure. Control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the contractual arrangements, is subject to legal proceedings, or if any physical instruments such as chops and seals are used without authorization. In the event of such occurrences, a Fund, as a foreign investor, may have little or no legal recourse. In addition to the risk of government intervention, investments through a VIE structure are subject to the risk that the China-based company (or its officers, directors, or Chinese equity owners) may breach the contractual arrangements, or Chinese law changes in a way that adversely affects the enforceability of the arrangements, or the contracts are otherwise not enforceable under Chinese law, in which case a Fund may suffer significant losses on its investments through a VIE structure with little or no recourse available.

10.	Comment: In the Section titled ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS— Selected Investment Techniques and Topics—Investing in China through the Stock Connect programs and QFI program, please consider adding disclosure stating that renminbi is the official currency of China.

Response: In response to this comment, the Trust will revise the above-referenced disclosure as follows:

Baillie Gifford Health Innovation Equities Fund may invest in China “A” Shares (“A Shares” or “China A Shares”). China A Shares are common stocks and other equity securities of issuers located in China that are listed or traded on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, or any other stock exchange in China and which are quoted in renminbi (“RMB”), the official currency of China.

11.	Comment: In the Section titled ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS— Selected Investment Techniques and

Topics—Investing in China through the Stock Connect programs and QFI program, please consider adding language clarifying that QFI provides the Fund direct access to equity securities through Chinese exchanges.

Response: In response to this comment, the Trust will revise the above-referenced disclosure as follows:

The CSRC has now granted the Manager a QFI license allowing the Manager to invest directly in China Securities and the Fund now has access to the Stock Connect programs.

12.	Comment: Please update the disclosure in the Section titled ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS— Selected Investment Techniques and Topics—Investment Companies to reflect the adoption of Rule 12d1-4 under the 1940 Act. Please also make corresponding changes to the SAI.

Response: In response to this comment, the Trust will revise the above-referenced disclosure as follows:

Each Fund may invest in other investment companies, including ETFs, to the extent permitted under the 1940 Act. The 1940 Act places limits on each Fund’s ability to invest in other registered investment companies, though the Funds may generally invest without limitation in unaffiliated unregistered pooled investment vehicles, other registered investment companies advised by the Manager and, in reliance on available exemptive relief until January 19, 2022, in ETFs. As a shareholder of these kinds of investment vehicles, a Fund may indirectly bear fees which are in addition to the fees the Fund pays its own service providers. To the extent permitted by law, the Funds may invest in collective investment vehicles that are sponsored by, and advised by, the Manager or an affiliate of the Manager (an “Affiliated Vehicle”). Any fee payable to the Manager or an affiliate thereof by any Affiliated Vehicle in respect of an investment by a Fund in such Affiliated Vehicle shall be reimbursed to the Fund by the Manager. Therefore, a Fund will only bear that portion of Affiliated Vehicle expenses payable to persons or entities other than the Manager or its affiliates, and will not be responsible for fees collected by the Manager at both the Fund level and the Affiliated Vehicle level.

A Fund may invest in securities of other investment companies or unit investment trust investment companies, including exchange-traded funds, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act and related rules and, until January 19, 2022, any exemptive relief from or interpretations of the SEC. To the extent a Fund relies on Section 12(d)(1)(G) of the 1940 Act to invest without limit in shares of another series of the Trust (each, an “Underlying Fund”), such Underlying Fund may not acquire securities of other registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act. The SEC has ~~proposed~~adopted Rule 12d1-4 under the 1940 Act. Subject to certain conditions~~, proposed~~ Rule 12d1-4 ~~would provide~~provides an exemption to permit acquiring funds to invest in the securities of other registered investment companies in excess of the limits of Section 12(d)(1).

13.	Comment: In the last paragraph of the Section titled ADDITIONAL INFORMATION ABOUT PRINCIPAL STRATEGIES AND RISKS—Principal Investment Risks—Asia Risk, please clarify which Fund is being referred to.

Response: In response to this comment, the Trust will revise the above referenced disclosure as follows:

Investing in issuers located in Asia also exposes the ~~Fund~~Funds to additional risks, as further described in this section under “China Risk”, “Japan Risk”, “Emerging Markets Risk”, “Frontier Markets Risk”, “Non-U.S. Investment Risk”, and “Market Disruption and Geopolitical Risk” and in the SAI under “Special Risks of Investing in Asian Securities” and “Special Risk Considerations of Investing in China.”

14.	Comment: Please supplementally confirm that Currency Risk is not a principal risk for the Health Fund. The Staff notes that the Fund’s principal investment strategy states that “The Fund does not expect to engage in currency hedging and thus expects to be fully exposed to currency fluctuations relative to the U.S. dollar.”

Response: The Trust confirms that Currency Risk is not a principal risk for the Health Fund.

15.	Comment: In advance of the effective date, please provide the Staff with the Similar Account Performance figures and related disclosure to be included in the Section titled HISTORICAL PERFORMANCE INFORMATION FOR SIMILAR ACCOUNTS. Please explain in correspondence why 2019 was chosen as the start of the similar account performance figures. Further, pursuant to our December 17, 2021 comments, please describe in correspondence the investments and strategies that contributed materially to the Health Innovation strategy's outperformance in 2020.

Response: The Trust notes that the disclosure and figures were provided to the Staff via email on December 13, 2021. The Trust notes that calendar year 2019 was chosen as the start of the similar account performance figures because the strategy’s inception date was in 2018, and so the first full calendar year of performance for the strategy was 2019. The strategy’s outperformance in 2020 was primarily driven by the strategy’s focus on healthcare and healthcare-related companies that performed well given the need for innovation to address health-related issues arising from the global COVID-19 pandemic, such as the physical dislocation of patients from their healthcare service providers and the need to rapidly develop COVID-19 vaccines. Among others, the strategy’s holdings in M3, a healthcare infrastructure company, Moderna, a US-based developer of mRNA drugs (including COVID-19-related products) and Teladoc, a US-based telemedicine company contributed materially to the strategy’s 2020 outperformance of the benchmark.

SAI

16.	Comment: Please add the Funds to the section titled Risks— Lack of Operating History in the SAI.

Response: In response to this comment, the Trust will add the Funds to this section.

EM ex China Fund Non-diversification status

As discussed with the Staff, while the 485(a) Amendment indicated that the EM ex China Fund would be diversified, the Fund intends to be non-diversified. To reflect the Fund’s non-diversification status, the Fund intends to make the following disclosure changes in an amendment to the Registration Statement to be filed under Rule 485(b). The Fund notes that the revised disclosure will be substantially identical to disclosure that appears in the Registration Statement with respect to the Health Fund and other non-diversified series of the Trust and, therefore, has previously been reviewed by the Staff. The Fund also notes that the Staff will have an opportunity in the near future to review the disclosure in connection with an amendment filed under Rule 485(a), since the Trust intends to file such an amendment in connection with its next annual update to its Registration Statement for the fiscal year ending December 31, 2021.

The Trust intends to revise the principal investment strategy as follows:

The intended outcome is a portfolio of between 40 and 80 growth companies with the potential to outperform the benchmark over the long term. The Fund intends to operate as a non-diversified fund, which means that it may invest a relatively large percentage of its assets in a small number of issuers, industries, or sectors.

The Trust intends to add the following risk to the Fund’s principal risks:

Non-Diversification Risk – The Fund is classified as a “non-diversified” fund. A non-diversified fund may hold a smaller number of portfolio securities, with larger positions in each security it holds, than many other mutual funds. To the extent the Fund invests in a relatively small number of issuers, a decline in the market value of a particular security held by the Fund may affect its value more than if it invested in a larger number of issuers. The value of the Fund’s shares may be more volatile than the values of shares of more diversified funds. See also “Focused Investment Risk.”

The Trust also intends to make corresponding changes to the Fund’s Item 9 strategy and risk disclosure and identify the Fund as non-diversified in the SAI.

*       *       *       *       *

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.

Jay Williamson, U.S. Securities and Exchange Commission, Division of Investment Management